Exhibit 4.1

AMENDMENT TO PROMISSORY NOTE

This Amendment (this “Amendment”) dated July 16, 2024 and effective as of the 1st day of July, 2024, to the Promissory Note, dated May 1, 2024 (the “Note”), issued to Elusys Holdings Inc. (the “Holder”) by Scorpius Holdings, Inc. (the “Company”). Capitalized terms used herein without definition shall have the meanings assigned in the Warrant.

WHEREAS, the Company and the Holder desire to amend the Note to extend the Maturity Date and afford the Holder the benefit of a subordinated security interest in the Company’s assets to secure payment of the Note.

NOW THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree to amend the Warrant as follows:

1.	Amendment.

Section 2. Maturity is hereby deleted in its entirety and replaced with the following:

“On July 31, 2024 (the “Maturity Date”), the entire outstanding Principal Amount and all accrued interest of this Note shall become fully due and payable at the request of Holder.”

Section 4. Miscellaneous is hereby amended by the addition of the following new sub-section, (i) Creation of Security Interest:

“(i) Creation of Security Interest. To secure the payment and performance in full of all the Company’s obligations under this Note (the “Obligations”), the Company hereby grants Holder a continuing security interest in, and pledges to the Holder the Collateral (as defined below), wherever located, whether now owned or hereafter acquired or arising, and all proceeds and products thereof; provided, that this Note and the security interest granted hereby is subordinate in all respects to any and all future secured financings by the Company. Upon payment in full in cash of the Obligations, Holder shall, at the sole cost and expense of the Company, release its liens in the Collateral and all rights therein shall revert to the Company. Upon the Company’s entry into any new secured financing, the Holder shall execute any and all documents as may be requested by the lender to evidence the subordination of this Note and the security interest granted hereby to the new secured financing. The Company hereby authorizes Holder to file such financing statements and/or take any other action required to perfect its security interests in the Collateral, without notice to the Company, with all appropriate jurisdictions to perfect or protect Holder’s interest or rights in the Collateral and under this Note. For the purposes hereof, “Collateral” shall mean any and all properties, rights and assets of the Company.

2. Severability. The provisions of this Amendment are severable and if any part of it is found to be unenforceable the other paragraphs shall remain fully valid and enforceable.

3. No Other Amendments; Confirmation. All other terms of the Note shall remain in full force and effect. The Note, as amended by this Amendment, constitutes the entire agreement between the parties with respect to the subject matter thereof.

4. Counterparts.  This Amendment may be executed in one or more counterparts, each of which shall be deemed an original but both of which together shall constitute one and the same instrument.

5. Governing Law. This Amendment is made and shall be construed and performed under the internal laws of the State of Delaware, without regard to the principles of conflicts of law thereof.

IN WITNESS WHEREOF, the Company and Holder have caused this Amendment to be executed by an officer thereunto duly authorized as of July 16, 2024.

SCORPIUS HOLDINGS, INC.
By: __/s/ William Ostrander _ Name: William Ostrander Title: Chief Financial Officer

ELUSYS HOLDINGS INC.
By: /s/ Jeffrey Wolf Name: Jeffrey Wolf Title: Chief Financial Officer